Filed by Adobe Systems Incorporated Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

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The following e-mail was sent to all employees of Adobe Systems Incorporated on June 24, 2005:

To: All Adobe Employees

From: Integration Program Office (IPO)

Re: Integration Planning Update – No. 3

The integration planning teams from across Adobe and Macromedia continue to make progress as we plan for the integration of the two companies. Implementation of these plans will begin once the transaction closes, pending full approval by shareholders, the SEC and other regulatory agencies.  This third installment of Adobe’s biweekly acquisition newsletter is designed to keep you up-to-date with the latest news and information.

ADBE + MACR INTEGRATION PLANNING – WHAT’S NEW?

New Product Lifecycle Engineering Integration Planning Team Formed

To plan the seamless integration of engineering processes, Adobe and Macromedia have formed a new team led by Digby Horner and Karen Catlin. Horner is senior vice president of the Engineering Technology Group at Adobe. Catlin is vice president of Core Services at Macromedia. This team will focus on ensuring we continue to maintain our strong track record for delivering innovative products and solutions to market in a timely manner.

Ensuring a Positive Experience for Customers, Partners and Employees

On June 23, the Integration Program Office facilitated the first “Interdependency Summit,” a meeting designed to ensure that various Day One plans will result in a positive experience for customers and employees.

“Ensuring continued momentum in the marketplace requires us to get the customer and employee experience right,” said John Brennan, senior vice president of corporate development, who leads the IPO for Adobe. “Bringing together all of the groups that touch the customer or employee experience enables us to see gaps and dependencies, and create a plan to fix those.”

Representatives from the various integration planning teams were asked to check their company and functional affiliations at the door and work together to create a consolidated view of the customer and employee experience. “Today’s session was one of the most productive to date. Many of us went in with guarded optimism on how much we would be able to accomplish,” said Brian Dudley, Macromedia’s vice president of business operations. “But we quickly found we were able to speak openly on issues and concerns and reach a common ground on next steps. There are still many decisions to reach, but now we have a much stronger foundation to work from.”

Interdependency Summits will continue to be scheduled throughout the integration planning process.

ADBE + MACR – WHAT WE’RE HEARING

The Adobe-Macromedia acquisition continues to garner significant attention from the press, analysts and customers. Generally, external news and commentary continues to be positive, and coverage the past two weeks has centered on Macromedia’s new Flash Platform and Adobe’s Q2 results.

Macromedia Press Release

June 6, 2005

Macromedia Unveils Flash Platform

http://www.macromedia.com/macromedia/proom/pr/2005/unveiling_flashplatform.html

Proven technology delivers the most effective experiences for rich content, applications, and communications across browsers, operating systems, and devices of all kinds.

Macromedia Press Release

June 6, 2005

Macromedia Flash Platform Enables Next-Generation Communications Experiences

http://www.macromedia.com/macromedia/proom/pr/2005/communications_flashplatform.html

Macromedia announces new initiative to serve telecommunications providers.

Business 2.0

June 7, 2005

The Web’s Secret Platform

http://www.business2.com/b2/web/articles/0,17863,1069668,00.html

Kevin Lynch, executive vice president and Chief Software Architect, Macromedia, discusses Macromedia

Flash Platform strategy.

Adobe Press Release

June 16, 2005

Adobe Systems Reports Record Revenue in Second Quarter of Fiscal Year 2005

http://www.adobe.com/aboutadobe/pressroom/pressreleases/200506/Q205Earnings.html

In addition to reporting earnings, this press release offers Adobe’s perspective on an acquisition-related derivative complaint filed by an Adobe stockholder.

Motley Fool (on Yahoo! Finance)

June 17, 2005

Adobe in Focus

http://biz.yahoo.com/fool/050617/111903281121.html?.v=1

Reporting on Adobe’s Q2 results, the Motley Fool says, “Growth for this leading software developer is showing no sign of slowing down.”

Executives Meet with Employees

Executives from Adobe and Macromedia continue to meet with employees to answer questions and help them understand the integration planning process.  The formal and informal sessions also give executives and employees an opportunity to get to know each other better.

In recent weeks, Bruce, Shantanu and Stephen Elop, Macromedia’s CEO, also were able to meet with top-performing sales professionals at the companies’ respective sales recognition events.  Additionally, Elop spent time with members of Adobe’s Worldwide Sales and Field Operations team at an informal management roundtable.

This week, Digby Horner visited the companies’ research and development campuses in India, spending time at Macromedia’s facility in Bangalore and Adobe’s in Noida.  And, Shantanu and Betsey Nelson were both in Massachusetts to meet with employees at Macromedia’s Newton facility.

ADBE + MACR – WANT TO LEARN MORE?

Resources to Help You Learn More

Knowing the Business

On July 15, Adobe will present a second Knowing the Business (KTB) session related to the acquisition. Representatives from the IPO will provide an update on integration planning, and Macromedia’s Kevin Lynch will give an overview of the Flash Platform.

Slides for the Last KTB Session

Did you miss the June 3 KTB session related to the acquisition?  If so, you can view the slide presentations made by Adobe and Macromedia executives by visiting the Knowing the Business site http://icomm.corp.adobe.com/int_comm/friday.html. Here’s an overview of the session:

•                  John Brennan gave an overview of the integration planning process

•                  Ray Campbell, senior corporate counsel, Legal, highlighted some of the legal issues involved

•                  Jim Briody, vice president, Corporate Services, talked about lessons learned so far in the planned acquisition (Briody is co-chair of the IPO)

•                  Al Ramadan, Macromedia executive vice president and general manager, Mobile Devices, gave an overview of the company’s history and business

•                  Shantanu Narayen conveyed the strategic vision behind the proposed acquisition

Inside the Acquisition

To learn more about the Adobe-Macromedia acquisition, please visit Inside the Acquisition http://icomm.corp.adobe.com/acq/index.asp.  Here you will find a variety of resources, including FAQs and the first two issues of this newsletter. Additional information is available on the external Adobe-Macromedia Acquisition Web site http://www.adobe.com/aboutadobe/invrelations/adobeandmacromedia.html/.

If you have further questions, please direct them to the Integration Program Office mailto:acquisition_macr@adobe.com.

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Adobe Systems Incorporated included a link to the following Macromedia press release in the above e-mail:

Press Releases

MACROMEDIA UNVEILS FLASH PLATFORM

Proven technology powers digital content, applications, and communications; Macromedia previews next-generation Flash Player

San Francisco, CA - June 6, 2005 - Macromedia, Inc. (Nasdaq: MACR) today announced the unveiling of the Macromedia Flash Platform for delivering the most effective experiences for rich content, applications, and communications across browsers, operating systems, and devices of all kinds. The Flash Platform provides the solutions that make great digital experiences possible. It is a proven technology that companies and institutions such as America Online, SAP, Wharton, and Yahoo! have adopted for their diverse needs (see attached quote sheet). Today the company also previewed the next generation of Macromedia Flash Player, now in beta. Code-named Maelstrom, the updated player will dramatically improve Flash expressiveness and performance. For more information, please visit http://www.macromedia.com/go/maelstrom.

The Flash Platform is a complete system. It includes a universal client runtime, an openly published file format (SWF) specification, a robust programming model, time-tested development tools, dedicated server technology, integrated solutions, and the support of major systems integration partners, ISVs, and OEMs. A host of third-party tools and solutions based on the Flash Platform leverage the platform, such as SAP NetWeaver Visual Composer (announced in April, see separate release). The Flash Platform enables differentiated experiences in a variety of vertical markets: financial services, education, government, and telecommunications including mobile. For more information about the Flash Platform, please visit http://www.macromedia.com/go/platform.

“The Macromedia Flash Platform is a perfect complement to SAP NetWeaver and Enterprise Service Architecture (ESA),” said Roman Bukary, vice president of solution marketing, SAP. “With ESA, users have a rich repository of business functions, processes, and services, and Macromedia Flex provides a great way to enhance the presentation tier for those services. Together, SAP and Macromedia can raise the bar on development productivity and quality of user experience for SAP Analytics and a wide range of other business applications that leverage ESA.”

“Major enterprises and organizations are embracing the fact that great experiences mean great business,” said Stephen Elop, CEO, Macromedia. “Great experiences improve customer and employee interaction, directly improve sales, and deliver a compelling brand experience, leading to significant ROI through increased use, brand loyalty, and customer satisfaction. The Flash Platform is quickly becoming a core component of the enterprise’s overall business strategy.”

“Flash has grown up into today’s Flash Platform, delivering a next-generation user experience to customers who develop interactive content, applications, and communications for use across multiple browsers, operating systems, and devices,” said Kevin Lynch, chief software architect, Macromedia. “The Flash Platform provides the solid foundation for delivering experiences that perfectly complement existing enterprise infrastructures and server-side technologies like J2EE and .NET.”

Macromedia Flash Player, which forms the backbone of the Flash Platform, is the leading runtime for delivering effective user experiences across browsers, operating systems, and devices of all kinds. Currently installed on nearly 600 million Internet-connected desktops and mobile devices, including more than 100 licensee companies in the consumer electronics space, it supports a pervasive platform that commands a million-strong developer community whose existing content can be leveraged on an array of devices.

The Maelstrom release of Flash Player will further strengthen the Flash Platform with enhanced expressiveness, performance improvements, dramatically improved font display, and a new, higher quality video codec. Maelstrom is currently in beta and will be available for public download later this year. NPD Group research shows that new Flash Player releases typically reach 80% adoption on Internet-connected desktops in just 12 months, whereas alternative client platforms take many years to reach a similar audience. For more information about Flash Player adoption rates, please visit http://www.macromedia.com/go/player_adoption.

“A gap exists between two models where established technology fails to meet the demands of new business requirements,” said Mark Driver, vice president and research director, Gartner. “As developers build increasingly complex, mission-critical applications, they must not lose sight of the richness that traditional graphical user interfaces provide. Also, the need for IT agility dictates access to applications from multiple devices. Platforms that allow the rapid delivery of rich communications, content, and applications on consumer devices are helping business innovators become aware of the competitive advantage of delivering better digital experiences for their customers.”

The Flash Platform encompasses the tight integration among the following core products: Macromedia Flash Player as the ubiquitous, cross-platform client; Macromedia Flex for rich Internet application development; Macromedia Flash MX 2004 for creating engaging, interactive content; Macromedia Flash Communication Server for two-way audio/video streaming; Macromedia FlashCast for delivering mobile content; Macromedia Breeze for delivering online communications; and the Macromedia Flash Lite client runtime for use on small-footprint, mobile devices. Future versions of these products, as well as new products, will continue to enhance the platform over time.

In support of today’s Flash Platform news, Macromedia today unveiled a new initiative to help broadband telecommunications providers deliver solutions on the Flash Platform (see separate release); announced membership in the Eclipse Foundation to develop a new industry-leading IDE based on Eclipse for building rich Internet applications that run on the Flash Platform (see separate release); and announced significant milestones in the adoption of Flash throughout the mobile content ecosystem (see separate release).

ABOUT MACROMEDIA
Experience matters. Macromedia is motivated by the belief that great experiences build great businesses. Our software empowers millions of business users, developers, and designers to create and deliver effective, compelling, and memorable experiences — on the Internet, on fixed media, on wireless, and on digital devices.

INDUSTRY LEADERS ENDORSE MACROMEDIA FLASH PLATFORM

Akamai Technologies

“Our customers know that a great online experience matters and impacts their business. The combination of Akamai services and the Macromedia Flash Platform results in the delivery of high-quality Flash content, applications, and streaming for heightened web interactions and experiences. Akamai has seen a steady increase in content served to Macromedia Flash Player to support a variety of strategic online business initiatives.”

—Lisa Arthur, chief marketing officer, Akamai Technologies

America Online

“The Macromedia Flash Platform helps us provide AOL members with rich online experiences, which we use in earnest throughout the AOL service. Macromedia has been a great partner for us, going back to 1999 when we first started shipping Flash Player as part of the AOL client. I love to see what our creative staff does each week to bring new experiences to life using the tool set. In my mind, nothing beats the Flash Platform in its combination of rapid development abilities, broad platform support, and, above all, enablement of rich user experiences.”

—John McKinley, president of digital services and CTO, America Online

Colorado Public Employees Retirement Association

“Tracking issues on the pension plan account data of our 171,000 active Colorado public-sector constituents is no small task. Macromedia Flex has given our managers and external vendors the ability to access, manage, track, and update issues pertaining to member retirement account data in real time. Because Flex is based on Macromedia Flash, we are able to track issues through a rich, web-based application that provides a seamless experience for our end users.”

—Bruce Deen, programmer/analyst, Colorado Public Employees Retirement Association

Goowy Mail

“We developed Goowy.com to raise the expectations for web-based e-mail. The team evaluated the capabilities of HTML, JavaScript, DHTML, AJAX, and Macromedia Flash. Flash offered the most robust framework and tool kit for achieving our vision of breathing life into a typically static e-mail experience. In addition, Flash provided Goowy Mail with a true rich client environment, allowing us to process more information and logic on the client side, resulting in a faster, more robust user experience.”

—Alex Bard, CEO, Goowy Mail

Intelligent Finance

“Offset banking has become really big news in the UK mortgage market in recent years and Intelligent Finance has been at the forefront of raising its profile. However, consumers are keen to see how they can personally benefit before signing up. Our offset calculator, built with Macromedia Flex, is a vital tool as it enables them to see simply and clearly exactly how much they can save by bringing their mortgage, savings, and current accounts to Intelligent Finance. It can be a very powerful demonstration and will enable the bank to easily sell the benefits of offset.”

—Katie Curran, e-commerce manager, Intelligent Finance, a division of Halifax plc

Ludicorp (Flickr)

“Flickr helps people around the world manage their photos online. Using the Macromedia Flash Platform, we built a user-friendly site that allows people to easily share their favorite photos with others and establish their own social networks. A combination of Flash with HTML and JavaScript were the essential ingredients we needed to create a great online experience that withstands the rigors of our digitally savvy user base on a daily basis.”

—Stewart Butterfield, president, Ludicorp

Miami-Dade Police Department

“The Incident Command System initiative is a top priority for the Miami-Dade Police Department Training Bureau. The Macromedia Breeze platform is enabling us to provide our command staff with a media-rich, truly interactive online training environment. The Flash component is lightweight and simple to deploy, and enables our department to provide on-demand training without concern for bandwidth limitations or server load.”

—Sean Holtz, sergeant, Miami-Dade Police Department Training Bureau

National Semiconductor

“The Macromedia Flash Platform is a critical part of our WEBENCH online design environment, which enables engineers to design sophisticated electronic systems using National’s analog technology in an interactive, real-time environment. The robust compatibility of the Flash Platform is unmatched by any other product on the market. This makes our developers as productive as possible and saves technical support resources. Most importantly, it complements our WEBENCH campaign to give engineers the best design support and online simulation tools in the world for analog designs.”

—Phil Gibson, vice president of corporate marketing, National Semiconductor

NEC System Technologies

“We have used rich Internet applications since their early stages for constructing Internet-based business systems, and we have an excellent track record for providing solutions in the customer relationship management and electronic commerce fields. Compiling our strengths in these areas, in October 2004 we announced our new product, iBizBlock for Macromedia Flex, a business component that enables the efficient construction of high-quality, Flex-based RIA systems. Furthermore, we will shortly begin the sale of iBizBlock for SOA, a server solution stepped up for service-oriented architectures. As we come closer to realizing a ubiquitous network, new styles of work and new business models are created one after another. We strongly believe that the Flash Platform will be the preferred choice of platform for supporting such trends.”

—Shin Umatani, associate senior vice president, NEC System Technologies, Ltd.

O’Reilly

“Macromedia’s choice of Eclipse as the basis for its next-generation Macromedia Flash development tools speaks volumes about the impact of open source on commercial software development — and about Macromedia’s commitment to making Flash an essential platform for next-generation Internet applications.”

—Tim O’Reilly, founder and CEO, O’Reilly Media

Purdue University

“Macromedia Breeze supports a wide range of teaching and learning scenarios, anywhere from faculty creating interactive online content for on-demand use to setting up environments where virtual teams of students can work on projects. One way that students can build a better conceptual understanding of what they’re learning is for them to teach it to someone else. Students can create course content just like their professors do. As part of the Flash Platform, Breeze provides a lot of flexibility for how professors and students think about learning beyond the traditional classroom.”

—Bart Collins, director of digital content, Instructional Development Center, Purdue University

Salesforce.com

“Macromedia has done it again! They have changed the entire dynamic of the industry with Macromedia Breeze and the Macromedia Flash Platform. Without a doubt, Breeze is the most exciting new application I have seen this year. Everyone should be using it to communicate with employees, customers, investors ... or in whatever it takes to get the word out. I am blown away by this technology.”

—Marc Benioff, chairman and CEO, Salesforce.com

The Wharton School of the University of Pennsylvania

“The Macromedia Flash Platform allows the Wharton School to develop applications that are rich, scalable, and well structured. We can produce web-enabled applications quickly and with far more interactivity than in the past. And this lets our faculty create a deeper, longer-lasting educational experience for our students.”

—Kendall Whitehouse, senior director of information technology, The Wharton School of the University of Pennsylvania

Yahoo!
“We serve the world’s largest Internet audience, offering an array of products and services to hundreds of millions of users. Macromedia Flash technology helps make it possible for us to deliver information in new and exciting ways, continuing to ensure that our users have the best Internet experience possible.”

—Geoff Ralston, chief product officer, Yahoo!

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Adobe Systems Incorporated included a link to the following Macromedia press release in the above e-mail:

Press Releases

MACROMEDIA FLASH PLATFORM ENABLES NEXT-GENERATION COMMUNICATIONS EXPERIENCES

Macromedia announces new initiative to serve telecommunications providers

San Francisco, CA - June 6, 2005 - Following its success with mobile operators, Macromedia, Inc. (Nasdaq: MACR) today unveiled a new initiative to help broadband telecommunications providers deliver solutions on the Macromedia Flash Platform (announced today, see separate release). The Flash Platform provides the solutions that make great digital experiences possible. By combining telecommunications market knowledge and development expertise with the power of the Flash Platform, Macromedia will enable next-generation communications experiences that unify voice, video, and data within an integrated user interface that anyone can access instantly. The new solutions initiative will target telecommunications providers that aim to deliver rich web conferencing and collaboration offerings, unified communications portals, and broadband entertainment services that leverage the Flash Platform. One of the first deliverables of this initiative will be a new edition of the Macromedia Breeze web conferencing solution designed to be hosted by telecommunications operators and integrated by network equipment providers and OEMs into their offerings.

The reach of the Flash Platform across nearly 600 million Internet-connected desktops and mobile devices creates an instant “network effect” that increases the value of a telecommunications network or service by enabling more people to use it. The ubiquitous Macromedia Flash Player removes the hassle of installing and configuring software for end users, reduces distribution and support costs for service providers and network equipment providers, and accelerates the time to market for new, highly differentiated and branded services that generate new revenues.

Telecommunications providers that deploy solutions based on the Flash Platform benefit immediately from the ubiquity of Flash Player. Macromedia Breeze leverages the VoIP and Video over IP technologies already deployed in the current version of Flash Player to enable web conferencing without the frustrating downloads associated with other web conferencing services. Macromedia Flash Communication Server and Macromedia Flex enable telecommunications providers to rapidly develop and deploy richly branded communications offerings — including voice, video, and chat — that provide users with a great experience on a wide variety of browsers and platforms.

“We are excited to expand our offerings to telecommunications providers that want to build solutions on the Macromedia Flash Platform or deploy communications applications that we have developed, such as Macromedia Breeze,” said Eric Weiss, vice president of telecommunications solutions, Macromedia.

Integration between the Flash Platform and telecommunications service offerings is a reality today. For example, in conjunction with Premiere Global Services, Breeze provides a rich user interface that controls the functions of an audio conference, such as initiating a call, dialing out to participants, and controlling the mute and gain for the lines connecting to the call.

“By integrating our conferencing solutions with the Flash-based Breeze application, we created a user interface that allows customers to take control of their entire conferencing experience,” said David Guthrie, executive vice president and CTO, Premiere Global Services. “The ubiquity of Flash Player combined with the growing use of IP-based communications services like VoIP and Video over IP provides tremendous opportunities to develop the next generation of communications solutions.”

“Macromedia has made great progress with Macromedia Breeze as a conferencing and communications solution based on Flash,” said Paul Ritter, research director, Wainhouse Research. “The Macromedia Flash Platform is well positioned to enable a wide range of companies to develop communications applications and services that will enable them to effectively leverage the ubiquity of Flash Player.”

Innovative telecommunications companies have already deployed broadband services built on the Flash Platform. Telecom Italia, the largest operator in Italy, built a broad range of video and communications experiences using Flash Communication Server. In addition to a rich user interface featuring streaming video and audio, Telecom Italia deployed a video chat application called Rosso Alice Live (http://www.rossoalice.it/) where subscribers participate in live video chats with sports stars and other celebrities.

“We built the Rosso Alice user interface in Macromedia Flash because it’s ideal for communicating our market positioning while presenting an innovative alternative to other web portals,” said Stefano Smareglia, CTO Matrix, Telecom Italia. “Rosso Alice competes with other entertainment channels and platforms. Flash enables us to satisfy the needs of our very wide target audience, not just expert web surfers.”

The Macromedia strategy is to partner with network operators, equipment providers, ISVs, and system integrators so they can deploy communications solutions based on the Flash Platform and enable great communications experiences. With this telecommunications solutions initiative, Macromedia is broadening its offerings for telecommunications providers and complementing the solutions that Macromedia already provides for mobile operators and handset vendors. For more information about Macromedia telecommunications solutions, please visit http://www.macromedia.com/go/telecom.

ABOUT MACROMEDIA

Experience matters. Macromedia is motivated by the belief that great experiences build great businesses. Our software empowers millions of business users, developers, and designers to create and deliver effective, compelling, and memorable experiences — on the Internet, on fixed media, on wireless, and on digital devices.

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Adobe Systems Incorporated included a link in the above e-mail to the following article published in Business 2.0 on June 7, 2005:

FUTURE BOY
The Web’s Secret Platform
By Erick Schonfeld,  June 07, 2005

“I believe there is an opportunity to create a better experience on the Internet,” says Kevin Lynch, chief software architect for Macromedia. On Monday he’s going to try to do just that when he lays out his plan to make Macromedia’s Flash technology the platform for creating Web content.

Among Web programmers, Lynch is something of a celebrity. He developed Macromedia’s Dreamweaver, the market’s leading Web design software, and when Adobe (ADBE) completes its $3.4 billion purchase of Macromedia later this year, he will become the chief software architect for the much larger, merged company. For the past couple of years, he’s been consumed with transforming Flash from a clever application to Macromedia’s growth engine.

In a way, Lynch has already succeeded. The Flash player sits on 98 percent of all PCs and 30 million cell phones. It works in the background of browsers, where most people don’t even think about it. Flash started out in 1996 as a simple animation player, with two engineers working on it. Today more than 100 engineers work on Flash, and it encompasses much more than animation. CNET (CNET), for instance, uses Flash to incorporate video seamlessly into its webpages. Nike (NKE) and Mini USA use it on their websites to let people customize sneakers and cars, down to the color of the shoelaces or the side mirrors. Every time you see some slick graphics on a website changing without the whole page reloading, Flash is likely involved.

Until now Flash has been viewed as a collection of linked technologies (the player, animation tools, software development tools, server software, and mobile software). But on Monday, Lynch is going to declare the obvious: that this assortment of technologies constitutes a platform on top of which others can build beautiful websites. “What makes us a platform,” he explains, “is that we are something people can target with their applications.” All of the technologies under the Flash rubric provide “an on-ramp to get on the platform,” he says. In that sense Flash is already the invisible platform that powers many of the more visually compelling websites.

By declaring Flash a platform, Lynch hopes to rally Web developers to his cause. But he’s also painting a big red bull’s-eye on his back. After all, Microsoft (MSFT) owns the dominant platform for PCs, and it wants to own the dominant platform for the Web. It tolerates the existence of other software companies that sell individual applications, but when its leadership is challenged, the gloves come off.

You can’t really blame Lynch for trying. Every software company aspires to become a platform provider, because the economic returns are turbocharged by the efforts of everyone outside the company who is writing software for the platform. And, for now at least, Lynch has a leg up on Microsoft in the Web content creation arena.

This market also means more to Macromedia than it does to Microsoft. The Flash platform accounted for 60 percent of Macromedia’s $370 million in revenue during the past 12 months. “All of our growth initiatives are based around Flash,” Lynch says. And once the Adobe deal is finalized, the company’s position will be even stronger.

One of the main reasons Macromedia and Adobe are merging is so that they can combine the Flash platform with Adobe’s PDF. Both Flash and PDF are ubiquitous and offer a richer viewing experience for digital content, whether it’s websites or documents. Now imagine sites that look like magazine pages with video silhouettes moving across them, and picture never having to open another PDF document again. Imagine crisper text and more three-dimensional animations. That’s what Kevin Lynch sees. He wants Flash to power the Web.

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Adobe Systems Incorporated included a link in the above e-mail to the following article published in Yahoo!Finance on June 17, 2005:

Motley Fool
Adobe in Focus
Friday June 17, 2:26 pm ET
By Jeremy MacNealy

Much of the investing public gave a warm reception to Adobe Systems’ (Nasdaq: ADBE - News) bid to acquire Macromedia (Nasdaq: MACR - News). But at least one shareholder is unhappy with the plan, as Adobe reported in its latest quarterly results. The shareholder, according to the press release, has filed a suit against Adobe and its board of directors, alleging “breach of fiduciary duty” after Macromedia restated its financial results for its 1999-2004 fiscal years.

The company contends that the lawsuit lacks merit. What doesn’t lack merit, though, is Adobe’s second-quarter figures.

Growth for this leading software developer is showing no sign of slowing down. Product revenues for the quarter were higher by 20.6% to reach $485.6 million. Services and support chipped in an additional $10.4 million, a 38.7% increase compared with the same period a year ago.

With total revenues up 21%, Adobe’s net income also did little to disappoint, growing 37% to hit $149.8 million. We can thank improvements to operating margins as a part of the reason for the healthy earnings.

Operating profit margins of 34.6% a year ago were nothing to sniff at. But Adobe was able to move that figure more than two percentage points higher, to 36.7% — contributing to higher profit margins and increases in profitability. Looking ahead to the third quarter, the company expects to see profit levels in a range of 34% to 36%, which should sustain recent levels of profitability.

Including the $0.29 per share it earned in the latest period, Adobe has now earned $0.59 per share through two quarters. It looks well on its way to meet or exceed analyst expectations of $1.07 per share by year’s end.

But growth is not the only thing to admire about this enterprise. Adobe keeps a squeaky-clean balance sheet, the latest of which shows that the company now has $253.3 million in cash and cash equivalents, with another $1.4 billion in marketable securities. Lots of cash and no debt will bring a smile to any shareholder.

Adobe’s bread and butter is photo editing, and the latest snapshot of its performance suggests that this enterprise remains well in focus.

FORWARD LOOKING STATEMENTS

This email includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements in this email include, without limitation, benefits of the proposed merger, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this email. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this email. Additional information concerning these and other risk factors is contained in Adobe’s and Macromedia’s most recently filed Forms 10-K and 10-Q.

Adobe and Macromedia undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this email. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this email. All forward-looking statements are qualified in their entirety by this cautionary statement.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Adobe Systems Incorporated intends to file a registration statement on Form S-4, and Adobe and Macromedia, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at http://www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-252-2106.

Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on June 20, 2005. These documents are available free of charge at the SEC’s Web site and from Investor Relations at Adobe and Macromedia as described above.